March 10, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0408

         Attention: Mr. John P. Nolan
         Accounting Branch Chief

RE:      First Federal of Northern Michigan Bancorp, Inc.
         Form 10-KSB filed March 02, 2007
         File No. 000-31957

Dear Mr. Nolan:

     This submission is intended to supplement our letter to you dated February 28, 2008 that responded to comments issued by the accounting staff of the Securities and Exchange Commission ("SEC") in your comment letter dated December 19, 2007 regarding the 2006 Form 10-KSB and the Form 10-QSB for the period ended September 30, 2007 for the above referenced company (the "Company").

     As requested by the staff, we have attached a spreadsheet showing a summary of the cash flows related to intangible assets derived from the Company's acquisition of the InsuranCenter of Alpena ("ICA").

     In accordance with 5 U.S.C. ss.552(b) and 17 C.F.R. ss.200.83, we hereby request that the SEC afford confidential treatment under the Freedom of Information Act to the attached spreadsheet. This document was utilized by the Company in determining the accounting treatment of the intangible assets. This document represents an internal analysis that the Company has not otherwise made available to the public.

     We submit that this information is appropriately held confidential by the SEC under 5 U.S.C. ss.552(b)(4), as it constitutes "commercial or financial information obtained from a person and privileged and confidential." In accordance with SEC Rule 200.83, we request that this information be kept confidential for a period of five (5) years from the date of this request.

     As  required  by  Staff  Legal  Bulletin  No.  1,  "Confidential  Treatment
Requests," as amended, the Company consents to the furnishing of the confidential portion to other government agencies, offices or bodies and to the Congress.

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     Please  feel free to contact me if you have any  questions  relating to the attached.

Sincerely,

/s/ Amy E. Essex

Amy E. Essex
Chief Financial Officer
First Federal of Northern Michigan